SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission File Number 001-35228

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

(Formerly the ITT Salaried Investment and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXELIS INC

1650 TYSONS BOULEVARD, SUITE 1700, MCLEAN, VA 22102

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

(Formerly the ITT Salaried Investment and Savings Plan)

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011	4 - 18

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011	19 - 51

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Exelis Salaried Investment and Savings Plan’s books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

(Formerly the ITT Salaried Investment and Savings Plan)

BY:	/s/ William Bonk
William Bonk
Plan Administrator
Director Global Benefits, Human Resources

June 21, 2012

(Date)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Members of the

Exelis Salaried Investment and Savings Plan

McLean, VA.

We have audited the accompanying statements of net assets available for benefits of the Exelis Salaried Investment and Savings Plan (formerly the ITT Salaried Investment and Savings Plan) (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2011 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Stamford, CT

June 21, 2012

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

(Formerly the ITT Salaried Investment and Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

($ IN THOUSANDS)

	December 31,
	2011	2010
Assets:
Investments:
Cash and cash equivalents	$22,036	$27,058
Equities	572,796	769,544
Mutual funds	173,956	239,896
U.S. government securities	19,904	27,280
Corporate bonds	18,395	18,012
Guaranteed investment contracts	706,959	728,199
Common collective trusts	420,235	473,429
Brokerage account	9,585	10,983

Total investments	1,943,866	2,294,401

Receivables:
Dividends	2,164	2,377
Interest	368	401
Unsettled security sales	712	588
Member loans	21,307	30,022
Employer contributions	48	—
Member contributions	151	—

Total receivables	24,750	33,388

Non-member directed investments	—	5,664

Total assets	1,968,616	2,333,453

Liabilities:
Accrued investment management expense	977	754
Accrued administrative expense	165	189
ITT Corporation Loan	—	10,814
Unsettled security purchases	433	696

Total liabilities	1,575	12,453

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,967,041	2,321,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,810)	(26,930)

NET ASSETS AVAILABLE FOR BENEFITS	$1,931,231	$2,294,070

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

(Formerly the ITT Salaried Investment and Savings Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

($ IN THOUSANDS)

	Year ended December 31, 2011
Investment activity:
Net decrease in fair value of investments	$(77,044)
Dividends	16,881
Interest	22,341

Total investment activity		(37,822)
Interest earned on member loans		1,309
Contributions:
Members	102,846
Employer	33,205

Total contributions		136,051
Rollovers:
Asset rollovers		6,479
DEDUCTIONS:
Withdrawals and distributions	(176,455)
Investment management and administrative expenses	(6,448)

Total deductions		(182,903)

Decrease in Net Assets before transfer		(76,886)
Transfers out of the Plan:
Transfer to Xylem Retirement Savings Plan for Salaried Employees	(144,336)
Transfer to ITT Retirement Savings Plan for Salaried Employees	(141,617)

Net transfers out of the Plan		(285,953)

DECREASE IN NET ASSETS		(362,839)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year		2,294,070

End of year		$1,931,231

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

(Formerly the ITT Salaried Investment and Savings Plan)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010, AND

FOR THE YEAR ENDED DECEMBER 31, 2011

($ IN THOUSANDS)

1.	DESCRIPTION OF THE PLAN

The following description of the Exelis Salaried Investment and Savings Plan (formerly the ITT Salaried Investment and Savings Plan) (the “Plan”) is provided for general information purposes only. Eligible employees, referred to herein as Members (“Members”), should refer to the Plan document for more complete information about the Plan.

On October 31, 2011, ITT Corporation (“ITT”) completed the previously announced spin-off (the “Spin-off”) of Exelis Inc. (the “Company” or the “Plan Sponsor”) and Xylem Inc., formerly ITT’s Defense & Information Solutions and Fluid Technology segments respectively. Prior to October 31, 2011, ITT sponsored the Plan. The sponsorship of the Plan was transferred from ITT to the Company at Spin-off and the Company became the new sponsor of the Plan. The ITT Salaried Investment and Savings Plan was renamed to the Exelis Salaried Investment and Savings Plan. All assets related to ITT and Xylem Inc. active employees in the Plan were transferred out of the Plan to the ITT and Xylem plans on December 14, 2011.

General—The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of the Company. Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. Part–time /temporary employees are eligible as of the first of the month following the completion of at least 1,000 hours of service in an anniversary year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee contributions—A Member may generally elect to contribute 2% to 25% of base salary. A Member may designate their contributions as either Before-Tax Contributions, After-Tax Contributions, or any combination of the two. A Member who is considered a Highly Compensated Employee (“HCE”) under the Plan may elect Plan contributions up to a maximum of 18% of base salary as either Before-Tax Contributions, After-Tax Contributions, or any combination of the two. Member contributions are subject to the dollar limitation contained in Section 402(g) of the Internal Revenue Code (“IRC”). All salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2006 and who have not elected a contribution rate, shall be deemed to have elected a 2% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.

Company contributions—In 2011 an amount equal to 50% of a Member’s first 6% of base salary contributed was matched by the Company. In addition, the Company contributes 1/2 of 1% of base salary, as defined by the Plan, to each eligible Member. All Members have the ability to invest their Company contributions in any of the Plan’s investment options subject to the same limitations as the Member’s contributions.

Any contributions (employee and/or Company) directed by Members into the Exelis Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership account (“ESOP”). All dividends associated with the contributions held in the ESOP are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the Exelis Stock Fund or paid to them in cash on a quarterly basis.

At Spin-off, each Member who was invested in the ITT Stock Fund received one share each of Exelis and Xylem stock funds for each share held in the ITT stock fund. Members were not permitted to transfer or invest new monies into the ITT and/or Xylem (non-employer) stock funds. Following Spin-off, Members are able to allocate funds out of the non-employer stock funds and into any other funds.

Investment Direction— Members may direct employee contributions and Company contributions, in any whole percentage, among any of the Plan’s investment options, with the exception of the ITT and Xylem stock funds, as noted below. In addition, with the exception of the ITT and Xylem stock funds, Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis, limited however to a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day. Members can only transfer out of the ITT and Xylem stock funds and into any other fund subject to the limitations discussed below. Members cannot transfer or direct future contributions to the ITT and Xylem stock funds.

The Plan limits the amount that may be held in the Exelis Stock Fund to 20% of a Member’s total account balance. Members who hold 20% or more of their total account balance in the Exelis Stock Fund at the end of any calendar quarter will not be permitted to designate any future contributions (employee and Company) to the Exelis Stock Fund or transfer balances into that Fund, for the following calendar quarter. Members who hold less than 20% of their total account balance in the Exelis Stock Fund may designate up to 20% of their future contributions (employee and Company) to the Exelis Stock Fund, and may transfer balances into that Fund, provided that the balance in the Exelis Stock Fund does not exceed 20% of the Member’s total account balance after the transfer.

The Plan also limits the amount that may be held in the Schwab Personal Choice Retirement Account (“PCRA”), brokerage account, to 20% of a Member’s total account balance.

Member Accounts—Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Allocations of these fees and expenses are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.

Plan accounts are valued and reconciled between the trustee and recordkeeper daily. Members can initiate transactions by using the Plan’s website or by speaking to a Plan representative at the Exelis Benefits Center (“Benefits Center”). A deferred Member is a Member who has terminated employment with the Company and has (i) elected to defer their account in the Plan, or (ii) not made any election prior to termination and, therefore, their account was automatically deferred in the Plan. A deferred Member is also the beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.

Vesting—Members are immediately vested in their contributions and the Company floor contributions plus actual earnings thereon. Member’s interests in matching Company contributions vest according to the following schedule, except as noted previously with respect to dividends on ESOP shares which are 100% vested:

Years of Service	Non-forfeitable Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

Forfeited Accounts—At December 31, 2011 and 2010, forfeited nonvested accounts totaled $1,316 and $1,078, respectively. During the year ended December 31, 2011, forfeitures of $1,316 were used to reduce Company contributions to the Plan.

Member Loans—A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the vested account balance or fifty thousand dollars, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, as published in the Wall Street Journal on the first business day of the month in which the loan is originated, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Members may have up to two loans outstanding at the same time. Members loans at December 31, 2011 and 2010 were $21,307 and $30,022, respectively. The loans are secured by the balance in the Member’s account. The loan amount is reduced by fifty dollars to cover the Plan’s loan origination fee.

A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Benefits Center. However, no new loans can be requested after termination of employment.

Payment of Benefits—On termination of employment (including death, disability, or retirement), a Member or their surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in their account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or their surviving spouse beneficiary whose vested account balance is more than five thousand dollars may elect to keep their account balance in the Plan until the year in which the Member reaches/would have reached age 70  1/2. During the calendar year in which the Member attains age 70 1/2, distribution from the Plan will commence in accordance with Section 401 (a) (9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death. A non-spouse beneficiary who elects payment in the form of a lump sum, may elect that the payment be made as a rollover to a “special” IRA in accordance with the provisions of Section 402 (c)(11) of the IRC.

Direct Rollover of Certain Distributions – If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of their account. The distribution can be in the form of a rollover as follows:

(1)	Elective Rollover – A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2)	Mandatory Rollover –

(A)	If a Member’s account balance is greater than one thousand dollars but less than five thousand and one dollars and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.

(B)	If a Member’s account balance is one thousand dollars or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically paid out to the Member.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, corporate bonds and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are measured at fair value except for its benefit-responsive investment contracts which are stated at fair value and then adjusted to contract value (Note 8). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of investments can be found in Note 3.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses—The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2011, the Plan accrued .10% of trust assets. These expenses are limited to services provided by third party vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the Exelis, Xylem and ITT Stock Funds and the Schwab Personal Choice Retirement Account. In 2011 these investment management fees totaled $3,038 and are reflected as a component of Investment Management and Administrative expense on the Statement of Changes in Net Assets Available For Benefits.

Payment of Benefits—Benefit payments to Members are recorded upon distribution. Account balance for Members who have submitted requests to withdraw from the Plan but have not yet been paid were $212 and $61 at December 31, 2011 and 2010, respectively.

Member Loans –Member loans are recorded at their unpaid principal balance plus any accrued but unpaid interest. In the event that a Member fails to make repayment of amounts due for three consecutive months, the loan is considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to Termination of Employment subject to the withdrawal provisions outlined in the Plan document.

New Accounting Standards—The accounting standard initially adopted in 2011 is described below.

ASU No. 2010-06, Fair Value Measurements and Disclosures—In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The Company does not believe the adoption of the standard will have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•	Cash equivalents and mutual funds–Fair value is measured at net asset value (“NAV”). Investments in cash equivalents and mutual funds are classified in Level 1 of the fair value hierarchy.

•

Equities – Common and preferred stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. Exelis Stock Fund invests primarily in Exelis Inc. common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol (“XLS”) and is valued at its NAV. The NAV of the Exelis Stock Fund is computed based on the closing price of Exelis common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the Exelis Stock Fund, divided by the number of units outstanding. The money market portion of the Exelis Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices. As all equity securities held by the Plan are publicly traded in active markets, the securities are classified within Level 1 of the fair value hierarchy.

•

U.S. government securities and corporate bonds - U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g., discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. Investments in fixed income securities are classified in Level 2 of the fair value hierarchy.

•

Guaranteed investment contracts - The Stable Value Fund includes traditional and synthetic guaranteed investment contracts (“GICs”). For a traditional GIC, the issuer of the GIC takes a deposit from the Plan and purchases investments that are held in the issuer’s general accounts. In return, the issuer of the GIC agrees to repay the principal plus a specified interest amount, provided the terms and conditions of the GIC have been satisfied. The fair value of a traditional GIC is generally estimated by discounting the related cash flows based on current market yields of similar instruments with comparable durations. In a synthetic GIC structure, there are two components, an underlying portfolio of investments and a wrapper contract. The underlying investments remain owned by the Plan and are measured at fair value based on the nature of the individual security. The fair value of a wrapper contract is estimated using a discounted replacement cost approach which incorporates the difference between current market fee for a similar wrapper contract (See Note 8) and the wrap fee currently charged. Traditional GICs are classified in Level 2 of the fair value hierarchy. Investments held underlying a synthetic GIC are classified in the fair value hierarchy based on the nature of the underlying security, which is Level 2, and the wrapper contracts are classified in Level 3.

•

Common collective trust (“CCTs”) - Common Collective Trusts are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. CCTs invest in debt and equity securities, the mix of which varies by fund, and report NAV as of the measurement date. Fair value is estimated based on the NAV practical expedient described below. CCTs are classified in Level 2 of the fair value hierarchy.

•

Brokerage Account - Securities held in the PCRA Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

In measuring Plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.

In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including NAV. Additionally, in certain circumstances, the Plan may adjust NAV reported by an asset manager when sufficient evidence indicates NAV is not representative of fair value.

In September 2009, the Financial Accounting Standards Board provided investors with a practical expedient for measuring the fair value of investments in certain entities that calculate NAV. The practical expedient enables an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The Plan adopted this guidance for the year ended December 31, 2009; however, application of the practical expedient did not have a material effect on the Plan’s fair value measurements. No adjustments to reported NAV reported by an asset manager have been recorded.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and December 31, 2010, respectively.

Fair Value Measurements at December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$22,036			$22,036
Equities:
Exelis Company Stock	60,744			60,744
ITT Corporation Stock	63,367			63,367
Xylem Inc. Stock	170,056			170,056
Domestic Equities	251,284			251,284
International Equities	27,345			27,345

Total equities	572,796			572,796
Mutual funds
American New Perspective Fund	109,712			109,712
Eaton Vance Large-Cap Value Fund	53,890			53,890
JP Morgan US Large Cap Core Plus	9,768			9,768
iShares Russell 2000 Value Index	586			586

Total mutual funds	173,956			173,956
U.S. government securities		$19,904		19,904
Corporate bonds		18,395		18,395
Guaranteed investment contracts	20,393	686,083	$483	706,959
Common collective trusts (1)		420,235		420,235
Brokerage (2)	9,585			9,585

Participant directed investments	$798,766	$1,144,617	$483	$1,943,866

(1)	See Page 12 for break out of Common Collective Trusts
(2)	Includes $2,029 cash and cash equivalents; $2,041 mutual funds and $5,515 in equities.

Fair Value Measurements at December 31, 2010

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$27,058			$27,058
Equities:
ITT Corporation Stock	431,958			431,958
Domestic Equities	299,316			299,316
International Equities	38,270			38,270

Total equities	769,544			769,544
Mutual funds
American New Perspective Fund	154,806			154,806
Eaton Vance Large-Cap Value	71,394			71,394
JP Morgan US Large Cap Core Plus	12,018			12,018
iShares Russell 2000 Value Index	1,678			1,678

Total mutual funds	239,896			239,896
U.S. government securities		$27,280		27,280
Corporate bonds		18,012		18,012
Guaranteed investment contracts	21,787	704,860	$1,552	728,199
Common collective trusts		473,429		473,429
Brokerage (1)	10,983			10,983

Participant directed investments	1,069,268	1,223,581	1,552	2,294,401
Non-Participant directed investments
Cash	26			26
Asset Backed Securities		2,461		2,461
Corporate Bonds		3,177		3,177

Total non-participant directed	26	5,638	—	5,664

Total	$1,069,294	$1,229,219	$1,552	$2,300,065

(1)	Includes $2,466 cash and cash equivalents; $2,473 mutual funds and $6,044 in equities.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Guaranteed Investment Contracts
Balance - January 1, 2010	$1,119
Unrealized gain	433

Balance - December 31, 2010	$1,552
Unrealized loss	(1,069)

Balance - December 31, 2011	$483

The Plan reports transfers within the fair value hierarchy as of the beginning of the reporting period.

There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis. The following table sets forth a summary of the Plan’s investments in CCTs reported at fair value using net asset value per share at December 31, 2011 and 2010:

Fair Value Estimated Using Net Asset Value per Share

Fair Value at December 31

		2011	2010
(a)	JPMCB Smartretirement Income Fund	$26,861	$14,165
(b)	JPMCB Target Retirement Date Funds	179,242	210,407
(c)	JPMCB Smartindex Fund	100,628	121,755
(d)	INTECH Institutional Large Cap Growth Fund	30,213	38,606
(e)	State Street Global Advisors International Alpha Select SL Series	9,830	15,313
(f)	JPMCB Long-term Bond Fund	73,461	73,183

	Total Common Collective Trusts	$420,235	$473,429

(g)	Pyramid Short Managed Maturing Fund	$69,930	$110,756
(g)	Pyramid Intermediate Managed Maturing Fund	$104,974	$119,058
(g)	Pyramid Intermediate Fixed Income Fund	$353,903	$336,557

(a)	The fund is designed to provide exposure to a variety of asset classes through investments in underlying funds with a emphasis on fixed income funds over equity funds and other funds. The fund seeks current income and some capital appreciation. The Company must provide 180 days advance notice to terminate the fund.
(b)	Target retirement date funds seek total return with a shift to current income and some capital appreciation over time as the fund approaches and passes the target retirement date. These funds generally reach their most conservative target allocations close to the target retirement date. The Company must provide 180 days advance notice to terminate the fund.
(c)	Seeks to provide a market like total return from a widely diversified portfolio of selected stocks issued primarily by large and medium-sized U.S. companies. The Company must provide 180 days advance notice to terminate the fund.
(d)	The fund employs mathematical and statistical techniques to develop portfolios, which, over time, have the potential to outperform their benchmarks, with low volatility. Subject to SEI Trust Company’s discretion, the Company is required to submit written notification of a sponsor-directed full or partial redemption five business days in advance of the desired withdrawal date.
(e)

The SSgA Active International Stock Selection Fund (the “Fund”) seeks to provide a total investment return in excess of the performance of the MSCI EAFE® Index (the “Index”) over the long term. The Company must provide 30 days advance notice to terminate the management of the fund.

(f)	The fund seeks to provide consistent excess returns over broad market indices with risk similar to its benchmark, Barclays Capital U.S. Aggregate Index, over a three-to-five year horizon. The Company must provide 180 days advance notice to terminate the fund.
(g)	These funds are part of the Stable Value Fund. The Stable Value Fund seeks to preserve principal value and provide a relatively stable rate of return comparable to intermediate fixed-income yields over two to five years. Participating trusts can redeem daily upon written notice to the Trustee of the funds. However, the Trustee, in its absolute discretion, may delay payment in a manner to avoid an adverse impact on the Fund. The Company must provide 30 to 365 days depending on the market value of the fund at the time of termination.

4.	INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2011	2010
ITT Corporation Common Stock, 8,289,354 shares at fair value	**	$431,958
Xylem Inc Common Stock, 6,619,560 shares at fair value	$170,056	**
Pyramid Enhanced Intermediate Fixed Income Fund*	$353,903	$336,557
American New Perspective Fund (Global Equity Fund), 4,193,882 and 5,409,023 shares, respectively, at fair value	$109,712	$154,806
JPMCB Smart Index Fund, 3,517,225 and 4,331,381 shares, respectively, at fair value	$100,628	$121,755
Pyramid Intermediate Managed Maturing Fund*	$104,974	$119,058

*	These investment contracts are part of the Stable Value fund investment option
**	These investments did not represent 5% or more of the Plan net assets available for benefits in the respective years.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) declined in value by $77,044, as follows:

Equities:
Exelis Company Stock	$7,277
ITT Corporation Stock	(61,047)
Xylem Inc. Stock	(8,333)
Domestic Equities	2,165
International Equities	(6,958)

Total equities	(66,896)
Mutual funds
American New Perspective Fund	(12,669)
Eaton Vance Large-Cap Value Fund	(4,256)
JP Morgan US Large Cap Core Plus	(486)
iShares Russell 2000 Value Index	(58)

Total mutual funds	(17,469)
U.S. Government Securities	(3,247)
Corporate Bonds	4,207
Common Collective Trusts	2,465
Brokerage	(1,040)
Other	4,936

Net Decrease in Fair Value of Investments	$(77,044)

5.	SECURITIES LENDING

Through July 28, 2009, the Plan participated in a securities lending program through the trustee. Under this program, the Plan’s investment securities were loaned to investment bankers for a fee. On July 28, 2009, the Plan entered into a loan agreement with ITT for the purpose of unwinding the securities lending program and purchasing the collateral securities. The Plan repaid the collateral it held in return for the securities it had loaned. As the value of the collateral held was less than the Plan’s obligation to return the collateral, the Plan entered into a loan agreement with ITT to fund the collateral deficiency. As of July 28, 2009, the Plan no longer participates in the securities lending program.

On June 30, 2011, ITT terminated the loan agreement, forgave the outstanding balance and made a restorative payment to the Plan in the amount of the remaining unpaid balance. No Member has realized a loss as a result of the collateral deficiency or the loan agreement.

6.	PLAN TRUSTEE

Fees paid by the Plan for trustee services provided by Wells Fargo Bank, NA amounted to $282 for the year ended December 31, 2011.

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was amended and restated in 2010 and an application for a determination letter was filed on January 31, 2011 under Filing Cycle E. The Plan was further amended as of October 31, 2011, to reflect its transfer to the Company in connection with the spin-off and again as of January 1, 2012, to make certain changes in the benefit structure and for other updates. The Plan administrator’s position is such changes will not affect the qualification of the Plan under the IRC and it intends to request a determination letter for the Plan during the next IRS filing cycle.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is not subject to income tax examinations for years prior to 2011 because of the Spin-off. The Company became the Plan’s sponsor effective October 31, 2011. ITT Corporation, the prior sponsor of the plan, may be subject to income tax examinations for years prior to 2011. The Company and ITT entered into a Tax Matters Agreement, which generally provides that ITT shall indemnify Exelis for consolidated income taxes relating to any pre Spin-off period up to a certain amount.

8.	INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS

The Plan provides a separately managed stable value investment option to Members that includes synthetic GICs that simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held by the trust and owned by the Plan and utilizes benefit-responsive wrapper contracts issued by Bank of America, N.A., JP Morgan Chase Bank, Natixis Financial Products LLC. and Monumental Life Insurance Co. The contracts provide that the Members typically execute plan transactions at contract value, although some exceptions apply. Contract value represents contributions made to the fund, plus earnings, less Member withdrawals. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not normally reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between contract value of the wrapper and the market value of the assets associated with the wrap contract.

Certain events outside the normal operation of the Plan may limit the ability of the Member or Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value, which may result in a loss to Members invested in the Fund. These events include, but are not limited to: (i) changes or amendments to the Plan’s operation or administration, investment options or strategy, investment managers, or rules governing the plan’s contributions, transfers, or withdrawals, (ii) changes in the tax code or law or regulations, (iii) an employer’s bankruptcy, layoffs, plant closings, corporate spin-offs, mergers, divestitures or other workforce restructurings, (iv) certain communications from the plan sponsor, (v) the addition of an advice provider, automatic rebalancing program, or managed account program. Plan management believes that the occurrence of events that may limit the ability of the Members or Plan to transact at less than contract value is not probable.

The following investments are the underlying categories in the guaranteed investment contracts as of December 31, 2011 and 2010:

	2011	2010
Cash and cash equivalents	$20,393	$21,787
U.S. government securities	102,765	93,230
Corporate bonds	31,823	30,001
Investment contracts	2,952	5,122
Common collective trusts	528,807	566,371
Other	20,219	11,688

Total	$706,959	$728,199

The interest rates are reset quarterly based on current yield and duration of the associated fixed income investments and the difference between the contract value of the wrapper and the market value of assets associated with the wrap contract. The benefit-responsive contracts contain a provision that prevents the credited rate from resetting below zero.

	2011	2010
Average yields:
Based on year-end average yield of investment (1)	2.00%	2.53%
Based on average yield credited to Members (2)	3.24%	3.42%

(1)	Computed by market value sum of the fund’s holdings times their respective yields, divided by the sum of the holdings as of the stated reporting date.
(2)	Computed by the sum of the book value holdings times the crediting rate for the fund divided by the market value of the fund.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as providing an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

9.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2011, the Plan held 6,712,074 shares outstanding of the Company with a cost basis of $37,884 and 8,289,354 shares outstanding of ITT common stock at December 31, 2010 with a cost basis $198,847. During the year ended December 31, 2011, the Plan recorded related dividend income of $768 and net appreciation of $25,976 related to these investments.

Certain administrative functions are performed by the officers and employees of the Company (who may also be Members in the Plan) at no cost to the Plan.

At December 31, 2011 and 2010, the Plan maintained Wells Fargo Bank, NA short-term investments of $51,113 and $46,169, respectively. In addition, at December 31, 2011 and 2010, the Plan held 89,811 and 132,894 shares outstanding of Wells Fargo common stock, with cost basis of $2,406 and $3,514, respectively. During the year ended December 31, 2011, the Plan recorded related dividend income of $54 and net appreciation of $69.

Fees paid by the Plan for the investment management fees were $3,038 for the year-ended December 31, 2011.

In July of 2009, ITT entered into a loan agreement with the Plan for the purpose of unwinding the securities lending program and purchasing the collateral securities. The original loan amount was $30.4 million of which $10.8 million was outstanding at December 31, 2010. Effective June 30, 2011, the loan agreement with ITT was terminated. Immediately following the termination of the loan agreement, ITT forgave the amount remaining owing under the loan agreement and treated such balance as restorative payment to the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

10.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

11.	ASSET TRANSFERS/ROLLOVERS

All assets related to ITT and Xylem active employees in the Plan were transferred to the ITT and Xylem plans as of December 14, 2011. In 2011, $6,479 was rolled over into the Plan from various Members.

12.	SUBSEQUENT EVENTS

For the year ended December 31, 2011, subsequent events were evaluated through June 21, 2012, the date the financial statements were available to be issued. Effective January 1, 2012, the Exelis Compensation and Personnel Committee adopted and implemented modifications to the Plan (“Enhanced ISP”) and the Exelis Salaried Retirement Plan (“SRP”). All eligible U.S. employees had a one-time opportunity to choose participation in the Enhanced ISP or the SRP. Under Exelis’ Enhanced ISP, the company floor contribution will be replaced by a new age-based base contribution, which will be as follows:

•	2% of eligible pay if an employee is less than 35 years of age;

•	3% of eligible pay if an employee is at least 35 years of age but less than 45 years of age; and

•	4% of eligible pay if an employee is 45 years of age or older.

For those employees who elect the Enhanced ISP alternative, Exelis will continue to credit the employee’s ISP account each pay period throughout the year with the base contribution regardless of whether an employee contributes to the Enhanced ISP. In addition, an employee receives a dollar-for-dollar match (100%) of the first 1% of eligible pay contributed and 50% match on the next 5% of eligible pay contributed. An employee will be vested immediately in all contributions under the Enhanced ISP. As of the effective date, contributions to the ISP will increase automatically to 6% of eligible pay if an employee is contributing less than 6% as of the effective date or not contributing at all. Employees who choose the SRP will not receive any employer matching or base contributions, but may continue to contribute their own money in the Enhanced ISP. The definition of eligible pay for the Enhanced ISP has been expanded to include bonus and other pay.

The Company communicated on June 13, 2012 that effective June 29, 2012, the co-managers of the International Equity fund, Global Currents Investment Management and State Street Global Advisors will be replaced with Dodge & Cox. In addition, on July 2, 2012, five new funds will be added, which funds are managed by BlackRock Institutional Trust Company, N.A.:

1.	BlackRock Equity Index Non-Lendable Fund F

2.	BlackRock Russell 2000 Index Non-Lendable Fund F

3.	BlackRock ACWI ex-US Index Non-Lendable Fund F

4.	BlackRock US Debt Index Non-Lendable Fund F

5.	BlackRock US TIPS Index Non-Lendable Fund F

The Company also communicated on June 13, 2012 its intent to eliminate the ITT and Xylem Stock Funds. The Plan has retained an independent fiduciary to begin the process effective September 30, 2012. Members will have until 4:00 pm Eastern Daylight Time on September 28, 2012 to transfer investments out of the ITT and Xylem Stock Funds. The Plan will automatically reinvest the proceeds of the sale by the independent fiduciary of stock in the ITT and Xylem Stock Funds allocable to each Member’s accounts into the target retirement fund appropriate for the Member’s age.

13.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2011 and 2010, and the increase (decrease) in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2011, is as follows:

	As of December 31,
	2011	2010
Net assets available for benefits per the financial statements	$1,931,231	$2,294,070
Amounts allocated to withdrawing Members	(212)	(61)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	35,810	26,930

Net assets available for benefits per the Form 5500	$1,966,829	$2,320,939

Year Ended December 31, 2011
Decrease in net assets per financial statements	$(362,839)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	8,880
Add: Amounts allocated to withdrawing Members at December 31, 2010	61
Less: Amounts allocated to withdrawing Members at December 31, 2011	(212)

Net loss per Form 5500	$(354,110)

The following is a reconciliation of withdrawals and distributions to Members according to the financial statements to the Form 5500:

Year Ended December 31, 2011
Withdrawals and distributions per the financial statements	$176,455
Add: Amounts allocated to withdrawing Members at December 31, 2011	212
Less: Amounts allocated to withdrawing Members at December 31, 2010	(61)
Less: Amounts deemed distributed for tax purposes in 2011	(1,555)

Withdrawals and distributions per the Form 5500	$175,051

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	United States Dollars	Cash - US Dollars	*	*	1
	Broker - Euro	Cash - Invested in Euro	*	*	140
	Broker - New Zealand Dollar	Cash - Invested in New Zealand Dollar	*	*	12
	JP MORGAN LIQUIDITY FUND	Money Market	*	*	807,306
*	WELLS FARGO ADVANTAGE GOVERNMENT	Money Market	*	*	29,884,721
*	WELLS FARGO SHORT-TERM INVESTMENT FUND N	Money Market	*	*	21,228,052
	U S TREASURY BONDS DTD 02/15/89 8.8750 02/15/2019	US Government Security, Maturity - November 30, 2015	*	*	3,954,177
	U S TREASURY INFL INDEX DTD 01/18/05 1.625 01/15/2015	US Government Security, Par - 2,904,195.63 Maturity 1/15/2015, Interest 1.625%	*	*	3,132,221
	US TREASURY NOTE DTD 02/01/10 0.875 01/31/2012	US Government Security, Par - 2,584,000 Maturity 1/31/2012, Interest .875%	*	*	2,585,615
	US TREASURY NOTE DTD 04/30/10 1.000 04/30/2012	US Government Security, Par - 4,489,000 Maturity 4/30/2012, Interest 1.0%	*	*	4,503,028
	US TREASURY NOTE DTD 08/15/09 1.750 08/15/2012	US Government Security, Par - 2,195,000 Maturity 8/15/2012, Interest 1.75%	*	*	2,217,292
	US TREASURY NOTE DTD 11/30/07 3.375 11/30/2012	US Government Security, Par - 336,000 Maturity 11/30/2012, Interest 3.375%	*	*	345,804
	US TREASURY NOTE DTD 11/15/11 2.000 11/15/2021	US Government Security, Par - 336,000 Maturity 11/15/2021, Interest 2.000	*	*	3,165,701
	AMGEN INC DTD 11/10/11 3.875 11/15/2021	Corporate Bond, Par -2,445,000 Maturity 11/15/2021, Interest 3.875%	*	*	2,467,286
	AXIS CAPITAL HOLDINGS DTD 11/15/04 5.750 12/01/2014	Corporate Bond, Par - 2,615,000 Maturity 12/01/2014, Interest 5.750%	*	*	2,749,487
	BANK OF AMERICA CORP DTD 11/18/03 5.250 12/01/2015	Corporate Bond, Par - 1,848,000.000 Maturity 12/01/2015, Interest 5.250%	*	*	1,706,999
	COMCAST CORP DTD 08/23/2007 6.300 11/15/2017	Corporate Bond, Par - 1,918,000, Maturity 11/15/2017, Interest 6.3%	*	*	2,268,607
	EOG RESOURCES INC DTD 09/10/2007 5.875 09/15/2017	Corporate Bond, Par - 1,898,000, Maturity 9/15/2017, Interest 5.875%	*	*	2,265,244
	HOME DEPOT INC DTD 03/24/06 5.400 03/01/2016	Corporate Bond, Par 2,080,000, Maturity 3/1/2016, Interest 5.4%	*	*	2,402,333
	TIME WARNER INC DTD 11/13/06 5.875 11/15/2016	Corporate Bond, Par - 2,039,000, Maturity 11/15/2016, Interest 5.875%	*	*	2,353,467
	WAL-MART STORES INC DTD 08/24/2007 5.800 02/15/2018	Corporate Bond, Par - 1,783,000, Maturity 2/15/2018, Interest 5.8%	*	*	2,181,679
	ITAU UNIBANCO BANCO HOLDING S.A.	Preferred Stock	*	*	116,371
	3M CO COM	Common Stock	*	*	733,935
	99 CENTS ONLY STORES COM	Common Stock	*	*	1,162,735

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	AARON’S INC	Common Stock	*	*	439,660
	ABBOTT LABS	Common Stock	*	*	417,789
	ACCENTURE PLC	Common Stock	*	*	1,003,918
	ACCOR SA	Common Stock	*	*	804,350
	ACI WORLDWIDE INC	Common Stock	*	*	366,592
	ACTIVISION BLIZZARD INC	Common Stock	*	*	1,242,952
	ADOBE SYS INC	Common Stock	*	*	387,299
	ADTRAN INC	Common Stock	*	*	1,080,482
	ADVANCED MICRO DEVICES INC	Common Stock	*	*	164,700
	AES CORP	Common Stock	*	*	438,080
	AFLAC INC	Common Stock	*	*	220,626
	AGILENT TECHNOLOGIES INC	Common Stock	*	*	125,748
	AIR PRODS & CHEMS INC COM	Common Stock	*	*	68,152
	AKAMAI TECHNOLOGIES	Common Stock	*	*	48,420
	AKZO NOBEL EUR 2.0	Common Stock	*	*	198,845
	ALEXION PHARMACEUTICALS INC	Common Stock	*	*	174,460
	ALIGN TECHNOLOGY INC	Common Stock	*	*	1,482,813
	ALLEGIANT TRAVEL CO	Common Stock	*	*	770,390
	ALLERGAN INC	Common Stock	*	*	970,404
	ALLSTATE CORP	Common Stock	*	*	367,294
	ALTRIA GROUP INC COM	Common Stock	*	*	444,750
	AMARIN CORPORATION PLC	Common Stock	*	*	489,516
	AMAZON COM INC COM	Common Stock	*	*	1,395,013
	AMERICAN EXPRESS CO	Common Stock	*	*	1,025,004

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	AMERICAN STATES WATER COMPANY COM	Common Stock	*	*	505,247
	AMERICAN TOWER SYSTEMS CORP CLASS A	Common Stock	*	*	354,059
	AMERIPRISE FINL INC	Common Stock	*	*	158,848
	AMERISOURCEBERGEN CORP COM	Common Stock	*	*	104,132
	AMERISTAR CASINOS INC COM	Common Stock	*	*	325,484
	AMGEN INC	Common Stock	*	*	612,563
	AMYLIN PHARMACEUTICALS INC COM	Common Stock	*	*	565,871
	ANCESTRY.COM INC	Common Stock	*	*	334,068
	ANHEUSER-BUSH INBEV SA, BRUXELL NPV	Common Stock	*	*	302,745
	ANHEUSER-BUSH INBEV STRIP VVPR	Common Stock	*	*	2
	AON CORP	Common Stock	*	*	388,440
	APACHE CORP	Common Stock	*	*	589,676
	APPLE INC	Common Stock	*	*	5,192,910
	APPLIED INDL TECHNOLOGIES INC COM	Common Stock	*	*	747,011
	APPLIED MATERIALS INC	Common Stock	*	*	259,182
	ARCH COAL INC COM	Common Stock	*	*	695,493
	ARCHER DANIELS MIDLAND CO	Common Stock	*	*	94,380
	ARIBA INC	Common Stock	*	*	342,576
	AT & T INC	Common Stock	*	*	2,375,957
	ATHENAHEALTH INC	Common Stock	*	*	765,044
	ATMEL CORP	Common Stock	*	*	305,370
	AUTODESK INC	Common Stock	*	*	391,257
	AUTOMATIC DATA PROCESSING INC	Common Stock	*	*	291,114
	AUTOZONE INC	Common Stock	*	*	259,976

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	AVAGO TECHNOLOGIES LTD	Common Stock	*	*	174,314
	AVON PRODS INC	Common Stock	*	*	197,935
	AXA EUR 2.29	Common Stock	*	*	80,143
	AXIS CAPITAL HOLDINGS LTD	Common Stock	*	*	963,530
	BAKER HUGHES INC COM	Common Stock	*	*	347,387
	BANCO SANTANDER SA EUR 0.5	Common Stock	*	*	181,336
	BANK OF AMERICA CORP	Common Stock	*	*	357,936
	BARCLAYS ORD 25P	Common Stock	*	*	95,226
	BARD C R INC	Common Stock	*	*	94,050
	BARRICK GOLD CORP COM	Common Stock	*	*	204,530
	BASF SE NPV	Common Stock	*	*	174,193
	BAXTER INTL INC	Common Stock	*	*	305,786
	BAYER A G NPV	Common Stock	*	*	264,801
	BED BATH & BEYOND INC	Common Stock	*	*	909,665
	BEIERSDORF AG	Common Stock	*	*	108,680
	BERKSHIRE HATHAWAY INC.	Common Stock	*	*	862,190
	BG GROUP ORD GBP 0.10	Common Stock	*	*	256,278
	BIOGEN IDEC INC	Common Stock	*	*	358,763
	BLOCK H & R INC	Common Stock	*	*	80,017
	BNP PARIBAS EUR 2.0	Common Stock	*	*	178,870
	BOEING CO	Common Stock	*	*	2,407,567
	BOSTON SCIENTIFIC CORP COM	Common Stock	*	*	91,848
	BRIDGESTONE CO JPY ORDS	Common Stock	*	*	192,803
	BRISTOL MYERS SQUIBB CO	Common Stock	*	*	489,836

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	BROADCOM CORPORATION COM	Common Stock	*	*	525,544
	BUCKEYE TECHNOLOGY INC COM	Common Stock	*	*	554,368
	BUNGE LIMITED	Common Stock	*	*	1,348,776
	C H ROBINSON WORLDWIDE INC COM NEW	Common Stock	*	*	111,648
	CA INC	Common Stock	*	*	129,280
	CABOT MICROELECTRONICS CORP	Common Stock	*	*	491,069
	CABOT OIL & GAS CORP CL A	Common Stock	*	*	563,633
	CALPINE CORP/NEW	Common Stock	*	*	1,472,476
	CAMERON INTL CORP	Common Stock	*	*	1,781,416
	CAPELLA EDUCATION CO	Common Stock	*	*	275,783
	CAPITAL ONE FINANCIAL CORP	Common Stock	*	*	295,438
	CARMAX INC COM	Common Stock	*	*	396,240
	CARNIVAL CORP	Common Stock	*	*	362,304
	CARNIVAL PLC USD 1.66	Common Stock	*	*	154,628
	CASH AMERICA INTERNATIONAL INC	Common Stock	*	*	415,100
	CATERPILLAR INC	Common Stock	*	*	1,351,752
	CBRE GROUP INC	Common Stock	*	*	22,830
	CDN NATURAL RESOU	Common Stock	*	*	196,323
	CELGENE CORP COM	Common Stock	*	*	1,787,479
	CENTERPOINT ENERGY INC COM	Common Stock	*	*	180,810
	CERADYNE INC	Common Stock	*	*	237,003
	CHART INDUSTRIES INC	Common Stock	*	*	229,798
	CHEVRON CORP	Common Stock	*	*	2,115,232
	CHILDRENS PL RETAIL STORES INC COM	Common Stock	*	*	1,248,745

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	CHIPOTLE MEXICAN GRILL INC CL A	Common Stock	*	*	202,644
	CHUBB CORP	Common Stock	*	*	436,086
	CIELO SA	Common Stock	*	*	215,499
	CIMAREX ENERGY CO	Common Stock	*	*	74,280
	CINTAS CORP	Common Stock	*	*	93,987
	CIRCOR INTERNATIONAL INC -WI	Common Stock	*	*	436,361
	CISCO SYSTEMS INC	Common Stock	*	*	967,099
	CITIGROUP, INC.	Common Stock	*	*	1,428,843
	CLIFFS NAT RES INC	Common Stock	*	*	118,465
	CME GROUP INCE	Common Stock	*	*	292,404
	COACH INC	Common Stock	*	*	147,106
	COBALT INTERNATIONAL ENERGY IN	Common Stock	*	*	651,669
	COCA COLA CO	Common Stock	*	*	1,922,776
	COCA-COLA ENTERPRISES INC.	Common Stock	*	*	252,644
	COGNIZANT TECH SOLUTIONS CRP COM	Common Stock	*	*	499,110
	COINSTAR INC COM	Common Stock	*	*	1,195,996
	COLGATE PALMOLIVE CO	Common Stock	*	*	494,287
	COLUMBIA BANKING SYSTEM INC	Common Stock	*	*	727,828
	COMCAST CORP CLASS A	Common Stock	*	*	630,686
	COMCAST CORP-SPECIAL CL A	Common Stock	*	*	2,025,830
	COMMERCIAL INTERNATIONAL B EGP 10.0	Common Stock	*	*	93,953
	CONCHO RESOURCES INC	Common Stock	*	*	121,875
	CONOCOPHILLIPS	Common Stock	*	*	547,254
	CONSOL ENERGY INC COM	Common Stock	*	*	1,417,684

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	COOPER INDUSTRIES PLC NEW IRELAND	Common Stock	*	*	270,750
	CORNERSTONE ONDEMAND INC	Common Stock	*	*	234,202
	CORNING INC	Common Stock	*	*	122,012
	CORPORATE EXECUTIVE BOARD CO	Common Stock	*	*	1,268,730
	COSTAR GROUP, INC	Common Stock	*	*	825,784
	COVIDIEN PLC	Common Stock	*	*	308,994
	CROWN CASTLE INTL CORP	Common Stock	*	*	215,040
	CSX CORP	Common Stock	*	*	1,394,909
	CUMMINS INC.	Common Stock	*	*	727,925
	CVS/CAREMARK CORPORATION	Common Stock	*	*	1,744,324
	DAIMLER AG	Common Stock	*	*	155,877
	DAIWA SECS GROUP JPY50	Common Stock	*	*	100,192
	DANAHER CORP	Common Stock	*	*	720,653
	DANONE EUR 0.25	Common Stock	*	*	168,976
	DAVITA INC	Common Stock	*	*	121,296
	DEALERTRACK HLDGS INC COM	Common Stock	*	*	1,174,906
	DECKERS OUTDOOR CORP	Common Stock	*	*	819,935
	DEERE & CO	Common Stock	*	*	659,873
	DELL INC	Common Stock	*	*	1,298,881
	DELTA AIR LINES INC	Common Stock	*	*	787,181
	DENDREON CORP	Common Stock	*	*	51,680
	DENTSPLY INTL INC COM	Common Stock	*	*	321,908
	DEVON ENERGY CORPORATION	Common Stock	*	*	375,720
	DEVRY INC DEL COM	Common Stock	*	*	252,875

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	DICE HOLDINGS INC	Common Stock	*	*	353,154
	DIRECTV	Common Stock	*	*	526,803
	DISCOVER FINANCIAL SERVICES	Common Stock	*	*	685,176
	DISCOVERY COMMUNICATIONS INC	Common Stock	*	*	173,420
	DOLBY LABORATORIES INC	Common Stock	*	*	198,315
	DOLLAR GENERAL CORP	Common Stock	*	*	255,068
	DOVER CORP COM	Common Stock	*	*	883,985
	DOW CHEMICAL CO	Common Stock	*	*	156,454
	DPS CHINA MOBILE LIMITED ADR	American Depository Receipt	*	*	175,049
	DTS INC	Common Stock	*	*	264,228
	DU PONT E I DE NEMOURS & CO	Common Stock	*	*	132,762
	DUPONT FABROS TECHNOLOGY INC	Common Stock	*	*	590,145
	E M C CORP MASS	Common Stock	*	*	1,105,971
	EBAY INC	Common Stock	*	*	385,191
	EDISON INTL COM	Common Stock	*	*	310,500
	EDWARDS LIFESCIENCES CORP	Common Stock	*	*	134,330
	EL PASO CORPORATION	Common Stock	*	*	310,869
	EL PASO ELEC CO COM	Common Stock	*	*	324,923
	ELECTRONIC ARTS INC	Common Stock	*	*	343,608
	ELIZABETH ARDEN INC	Common Stock	*	*	704,316
	EMCOR GROUP INC COM	Common Stock	*	*	512,983
	EMERSON ELECTRIC CO	Common Stock	*	*	628,965
	ENERGIZER HOLDINGS INC	Common Stock	*	*	154,960
	ENSCO INTERNATIONAL PLC	Common Stock	*	*	405,858

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	ENTERGY CORP NEW COM	Common Stock	*	*	423,690
	EOG RESOURCES, INC	Common Stock	*	*	240,364
	EQT CORPORATION	Common Stock	*	*	93,143
	ESTEE LAUDER COMPANIES INC	Common Stock	*	*	487,918
	EVERCORE PARTNERS INC	Common Stock	*	*	913,119
*	EXELIS INC	Common Stock	*	*	60,744,270
	EXELON CORPORATION	Common Stock	*	*	2,436,440
	EXPEDIA INC	Common Stock	*	*	490,046
	EXPEDITORS INTL WASH INC	Common Stock	*	*	45,056
	EXPERIAN PLC USD 0.10	Common Stock	*	*	192,391
	EXPONENT INC COM	Common Stock	*	*	426,602
	EXPRESS SCRIPTS INC COMMON STOCK	Common Stock	*	*	263,671
	EXXON MOBIL CORPORATION	Common Stock	*	*	3,826,066
	EZCORP INC CL A NON VTG	Common Stock	*	*	359,449
	FASTENAL CO	Common Stock	*	*	117,747
	FEDEX CORPORATION	Common Stock	*	*	790,005
	FIDELITY NATL INFORMATION SVCS INC	Common Stock	*	*	63,816
	FIFTH THIRD BANCORP	Common Stock	*	*	185,712
	FINANCIAL ENGINES INC	Common Stock	*	*	399,707
	FIRST HORIZON NATL CORP COM	Common Stock	*	*	14,400
	FIRSTENERGY CORP COM	Common Stock	*	*	472,637
	FIRSTMERIT CORPORATION COM	Common Stock	*	*	541,775
	FIRSTSERVICE CORP	Common Stock	*	*	452,979
	FIRSTSERVICE CORP	Common Stock	*	*	371

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	FLEXTRONICS INTL LTD	Common Stock	*	*	443,631
	FLUOR CORP NEW	Common Stock	*	*	110,550
	FMC TECHNOLOGIES INC	Common Stock	*	*	329,049
	FORD MOTOR COMPANY	Common Stock	*	*	847,070
	FRANKLIN RESOURCES INC	Common Stock	*	*	124,878
	FREEPORT-MCMORAN COPPER & GOLD INC	Common Stock	*	*	364,221
	FRESH MARKET INC/THE	Common Stock	*	*	556,605
	GAGFAH SA EUR 1.25	Common Stock	*	*	64,434
	GAMESTOP CORP NEW CL A	Common Stock	*	*	1,452,312
	GAZPROM OAO USD ADR	American Depository Receipt	*	*	153,078
	GENERAL ELECTRIC CO	Common Stock	*	*	1,622,467
	GENERAL GROWTH PROPERTIES, INC.	Common Stock	*	*	108,144
	GENERAL MILLS INC	Common Stock	*	*	493,002
	GENERAL MOTORS CO	Common Stock	*	*	192,565
	GENTEX CORP	Common Stock	*	*	824,821
	GILEAD SCIENCES INC	Common Stock	*	*	745,745
	GIVAUDAN SA CHF 10.0	Common Stock	*	*	153,481
	GOLD FIELDS LIMITED - ADR SPONSORED ADR	American Depository Receipt	*	*	194,285
	GOLDCORP INC NEW	Common Stock	*	*	727,205
	GOLDMAN SACHS GROUP INC	Common Stock	*	*	1,456,013
	GOOGLE INC CL A	Common Stock	*	*	3,863,774
	GREATBATCH INC	Common Stock	*	*	482,443
	GROUP 1 AUTOMOTIVE INC	Common Stock	*	*	734,472
	GROUPON INC	Common Stock	*	*	82,520

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	GRUPO TELEVISA, S.A. - ADR SPONSORED ADR	American Depository Receipt	*	*	161,951
	H. LUNDBECK A/S DKK 5.0 RFD	Common Stock	*	*	58,288
	HAEMONETICS CORP MASS	Common Stock	*	*	659,646
	HALLIBURTON CO	Common Stock	*	*	158,746
	HANGER ORTHOPEDIC GROUP INC COM NEW	Common Stock	*	*	197,460
	HANOVER INS GROUP INC	Common Stock	*	*	499,156
	HARLEY DAVIDSON INC	Common Stock	*	*	128,271
	HARMAN INTL INDS INC NEW COM	Common Stock	*	*	846,390
	HASBRO INC	Common Stock	*	*	133,938
	HCA HOLDINGS INC	Common Stock	*	*	121,165
	HEALTH MGMT ASSOC INC NEW CL A	Common Stock	*	*	372,273
	HEIDELBERGCEMENT AG	Common Stock	*	*	85,845
	HELIX ENERGY SOLUTIONS INC	Common Stock	*	*	420,944
	HESS CORP COM	Common Stock	*	*	238,560
	HEWLETT PACKARD CO	Common Stock	*	*	377,126
	HEXCEL CORP NEW COM	Common Stock	*	*	1,092,476
	HOLOGIC INC COM	Common Stock	*	*	1,377,529
	HOME DEPOT INC	Common Stock	*	*	1,198,560
	HONEYWELL INTERNATIONAL INC	Common Stock	*	*	500,564
	HOSPIRA INC COM	Common Stock	*	*	45,555
	HSBC HOLDINGS PLC 50P	Common Stock	*	*	263,321
	HUMANA INC	Common Stock	*	*	96,371
	HUNTINGTON BANCSHARES INC	Common Stock	*	*	96,624
	IBERIABANK CORP	Common Stock	*	*	658,599

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	ICON PLC - ADR SPONSORED ADR	American Depository Receipt	*	*	449,993
	IMPAX LABORATORIES INC	Common Stock	*	*	821,000
	INDRA SISTEMAS SA EUR 0.2	Common Stock	*	*	88,878
	INGERSOLL-RAND PLC	Common Stock	*	*	432,674
	INTEL CORP COMM	Common Stock	*	*	145,258
	INTERNAP NETWORK SERVICES	Common Stock	*	*	239,976
	INTERNATIONAL BUSINESS MACHS CORP COM	Common Stock	*	*	1,654,920
	INTERNATIONAL GAME TECHNOLOGY	Common Stock	*	*	2,009,596
	INTERNATIONAL PAPER CO	Common Stock	*	*	189,440
	INVESCO LIMITED	Common Stock	*	*	166,747
	ITT CORP	Common Stock	*	*	63,366,543
	JOHNSON & JOHNSON	Common Stock	*	*	1,553,590
	JOHNSON CONTROLS INC	Common Stock	*	*	212,568
	JOS A BANK CLOTHIERS INC	Common Stock	*	*	527,193
	JOY GLOBAL INC	Common Stock	*	*	149,940
	JPMORGAN CHASE & CO	Common Stock	*	*	2,445,870
	JUNIPER NETWORKS INC COM	Common Stock	*	*	1,039,257
	KELLOGG CO	Common Stock	*	*	353,990
	KILROY REALTY CORP COM	Common Stock	*	*	305,854
	KIMBERLY CLARK CORP COM	Common Stock	*	*	132,408
	KOHLS CORP	Common Stock	*	*	471,293
	KORN FERRY INTERNATIONAL	Common Stock	*	*	159,511
	KOSMOS ENERGY LLC.	Common Stock	*	*	317,975
	KRAFT FOODS INC CL A	Common Stock	*	*	1,903,230

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	KROGER CO	Common Stock	*	*	387,520
	LAS VEGAS SANDS CORP COM	Common Stock	*	*	1,102,861
	LASALLE HOTEL PROPERTIES COM	Common Stock	*	*	499,210
	LAZARD LTD	Common Stock	*	*	714,944
	LEAR CORP	Common Stock	*	*	1,260,824
	LEGG MASON INC COM	Common Stock	*	*	146,705
	LENNAR CORPORATION CLASS A COMMON	Common Stock	*	*	80,565
	LIBBEY INC 1 COM & 1 RT EXP 01/04/05	Common Stock	*	*	378,505
	LIBERTY GLOBAL INC COM SER C	Common Stock	*	*	906,747
	LIBERTY INTERACTIVE CORPORATION	Common Stock	*	*	129,720
	LIFE TECHNOLOGIES CORP	Common Stock	*	*	42,801
	LIFE TIME FITNESS INC COM	Common Stock	*	*	1,345,231
	LIMITED BRANDS, INC	Common Stock	*	*	322,397
	LOCKHEED MARTIN CORP	Common Stock	*	*	105,170
	LOEWS CORP	Common Stock	*	*	139,305
	LOGMEIN INC	Common Stock	*	*	225,518
	LOWES COS INC	Common Stock	*	*	66,242
	LUFKIN INDS INC COM	Common Stock	*	*	161,544
	LYONDELLBASELL INDUSTRIES NV	Common Stock	*	*	133,209
	M & T BANK CORPORATION COM	Common Stock	*	*	106,876
	MACY’S INC	Common Stock	*	*	289,620
	MAGELLAN HEALTH SERVICES INC	Common Stock	*	*	666,608
	MANHATTAN ASSOCIATES, INC COM	Common Stock	*	*	675,004
	MANPOWER INC WIS	Common Stock	*	*	895,287

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	MARATHON PETROLEUM CORP	Common Stock	*	*	139,818
	MARKETAXESS HLDGS INC COM	Common Stock	*	*	673,711
	MARRIOTT INTERNATIONAL INC CLASS A	Common Stock	*	*	122,777
	MARSH & MCLENNAN COS INC	Common Stock	*	*	366,792
	MARVELL TECHNOLOGY GROUP	Common Stock	*	*	289,465
	MASTERCARD INC CL A	Common Stock	*	*	2,648,886
	MATTEL INC	Common Stock	*	*	58,296
	MCDERMOTT INTL INC	Common Stock	*	*	55,248
	MCDONALDS CORP	Common Stock	*	*	1,399,604
	MCGRAW-HILL COMPANIES INC	Common Stock	*	*	53,964
	MCKESSON CORP	Common Stock	*	*	350,595
	MEDCO HEALTH SOLUTIONS INC	Common Stock	*	*	179,998
	MERCK & CO INC NEW	Common Stock	*	*	1,019,069
	METLIFE INC	Common Stock	*	*	1,630,901
	METRO AG NPV ORDS	Common Stock	*	*	82,291
	MICRON TECHNOLOGY INC	Common Stock	*	*	506,345
	MICROSOFT CORP	Common Stock	*	*	3,443,931
	MKS INSTRS INC COM	Common Stock	*	*	1,034,904
	MOLSON COORS BREWING CO CL B	Common Stock	*	*	204,638
	MONSANTO CO NEW	Common Stock	*	*	2,545,153
	MOODYS CORP	Common Stock	*	*	1,109,352
	MORGAN STANLEY COM	Common Stock	*	*	1,220,764
	MORNINGSTAR INC COM	Common Stock	*	*	655,436
	MUNCHENER RUCKVERS NPV	Common Stock	*	*	217,778

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	MURPHY OIL CORP	Common Stock	*	*	306,570
	MYER HOLDINGS LTD	Common Stock	*	*	118,312
	NATIONAL FUEL GAS CO N J	Common Stock	*	*	524,731
	NATIONAL INSTRS CORP COM	Common Stock	*	*	595,215
	NATIONAL OILWELL VARCO INC COM	Common Stock	*	*	1,809,282
	NATIONAL RETAIL PPTYS INC COM	Common Stock	*	*	545,486
	NESTLE SA CHF 0.1	Common Stock	*	*	164,004
	NETAPP INC	Common Stock	*	*	274,963
	NETFLIX.COM INC	Common Stock	*	*	103,935
	NEUSTAR INC CL A	Common Stock	*	*	965,166
	NEWFIELD EXPL CO COM	Common Stock	*	*	181,104
	NEWMARKET CORP COM	Common Stock	*	*	1,038,691
	NEWMONT MINING CORP	Common Stock	*	*	1,014,709
	NEWS CORP CL A	Common Stock	*	*	1,843,407
	NIKE INC CL B	Common Stock	*	*	995,502
	NOBEL BIOCARE HOLDING AG CHF 0.4	Common Stock	*	*	132,778
	NOBLE CORPORATION	Common Stock	*	*	145,056
	NORTHERN TRUST CORP	Common Stock	*	*	249,858
	NOVARTIS AG CHF 0.5	American Depository Receipt	*	*	362,939
	NUCOR CORP	Common Stock	*	*	142,452
	NVIDIA CORP COM	Common Stock	*	*	83,160
	NYSE EURONEXT INC	Common Stock	*	*	138,330
	OASIS PETROLEUM INC	Common Stock	*	*	365,836
	OCCIDENTAL PETE CORP	Common Stock	*	*	1,867,722

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	OIL STATES INTERNATIONAL INC	Common Stock	*	*	670,376
	OMNICOM GROUP	Common Stock	*	*	173,862
	OPNET TECHNOLOGIES INC	Common Stock	*	*	344,698
	ORACLE CORPORATION	Common Stock	*	*	2,027,273
	OXFORD INDS INC	Common Stock	*	*	587,688
	P F CHANGS CHINA BISTRO INC COM	Common Stock	*	*	765,795
	PALL CORP	Common Stock	*	*	148,590
	PANERA BREAD COMPANY - CL A	Common Stock	*	*	1,184,644
	PAYCHEX INC	Common Stock	*	*	48,176
	PEABODY ENERGY CORPORATION	Common Stock	*	*	175,483
	PENNEY J C INC	Common Stock	*	*	84,360
	PEPSICO INC	Common Stock	*	*	1,353,540
	PETROLEO BRASILEIRO S.A. - ADR SPONSORED ADR	American Depository Receipt	*	*	67,886
	PFIZER INC	Common Stock	*	*	4,070,722
	PG&E CORP COM	Common Stock	*	*	41,220
	PHILIP MORRIS INTERNATIONAL IN	Common Stock	*	*	1,065,758
	PINNACLE ENTERTAINMENT INC	Common Stock	*	*	1,523,086
	PIONEER DRILLING CO COM	Common Stock	*	*	283,072
	PNC FINANCIAL SERVICES GROUP	Common Stock	*	*	322,952
	POLYPORE INTERNATIONAL INC	Common Stock	*	*	228,748
	POTASH CORP SASK	Common Stock	*	*	517,651
	PPG INDUSTRIES INC	Common Stock	*	*	1,073,681
	PPL CORPORATION	Common Stock	*	*	64,724
	PRAXAIR INC COM	Common Stock	*	*	370,943

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	PRECISION CASTPARTS CORP	Common Stock	*	*	313,101
	PRICELINE COM INC COM NEW	Common Stock	*	*	963,483
	PRIMARY HEALTH CARE LTD NPV	Common Stock	*	*	211,402
	PRINCIPAL FINANCIAL GROUP	Common Stock	*	*	108,240
	PROCTER & GAMBLE CO	Common Stock	*	*	2,011,840
	PROLOGIS, INC.	Common Stock	*	*	150,955
	PSS WORLD MEDICAL INC COM	Common Stock	*	*	370,712
	PUBLIC STORAGE INC COM	Common Stock	*	*	242,028
	PUBLICIS GROUPE SA, PARIS ACT.	Common Stock	*	*	228,406
	QUALCOMM INC	Common Stock	*	*	1,940,756
	QUEST DIAGNOSTICS INC	Common Stock	*	*	1,182,508
	RANGE RES CORP COM	Common Stock	*	*	43,358
	RAYONIER INC COM	Common Stock	*	*	795,039
	RAYTHEON CO COM NEW	Common Stock	*	*	116,112
	REALD INC	Common Stock	*	*	184,605
	RED HAT INC	Common Stock	*	*	317,933
	REXAM PLC GBP 64.285714	Common Stock	*	*	166,525
	RHOEN KLINIKUM AG NPV	Common Stock	*	*	196,113
	RIVERBED TECHNOLGOY INC	Common Stock	*	*	183,535
	ROBERT HALF INTL INC	Common Stock	*	*	119,532
	ROCK-TENN CO CL A	Common Stock	*	*	263,343
	ROSS STORES INC	Common Stock	*	*	313,698
	ROYAL DUTCH SHELL PLC EUR 0.07	Common Stock	*	*	330,567
	RYDER SYS INC	Common Stock	*	*	111,594

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	RYLAND GROUP INC	Common Stock	*	*	1,066,542
	SALESFORCE COM INC COM	Common Stock	*	*	412,942
	SANDISK CORP COM	Common Stock	*	*	348,259
	SANOFI-AVENTIS EUR 2.0	Common Stock	*	*	247,530
	SCHLUMBERGER LTD	Common Stock	*	*	2,849,552
	SCHNEIDER ELECTRIC EUR8	Common Stock	*	*	132,549
	SCHWAB CHARLES CORP NEW	Common Stock	*	*	1,193,188
	SEMPRA ENERGY COM	Common Stock	*	*	308,000
	SEMTECH CORP COM	Common Stock	*	*	751,823
	SHERWIN WILLIAMS CO	Common Stock	*	*	160,686
	SIEMENS AG (REGISTERED)	Common Stock	*	*	263,958
	SILGAN HLDGS INC COM	Common Stock	*	*	859,508
	SIMON PROPERTY GROUP INC	Common Stock	*	*	549,671
	SLM CORP	Common Stock	*	*	136,680
	SOUTHWEST AIRLINES CO	Common Stock	*	*	83,888
	SOUTHWESTERN ENERGY CO COM	Common Stock	*	*	883,045
	SPECTRA ENERGY CORP	Common Stock	*	*	458,175
	SPRINT NEXTEL CORP	Common Stock	*	*	143,442
	ST JUDE MED INC	Common Stock	*	*	99,470
	STANLEY BLACK & DECKER,INC.	Common Stock	*	*	74,360
	STARBUCKS CORP COM	Common Stock	*	*	1,457,137
	STARWOOD HOTELS & RESORTS WORLDWIDE INC COM	Common Stock	*	*	129,519
	STATE STREET CORP	Common Stock	*	*	238,232
	STERICYCLE INC COM	Common Stock	*	*	202,592

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	STIFEL FINANCIAL CORP	Common Stock	*	*	363,768
	STRATASYS INC COM	Common Stock	*	*	520,011
	STRYKER CORP	Common Stock	*	*	412,593
	SUNCOR ENERGY INC NEW F	Common Stock	*	*	942,366
	SYMANTEC CORP	Common Stock	*	*	1,025,529
	SYMETRA FINANCIAL CORP	Common Stock	*	*	864,698
	TARGET CORP	Common Stock	*	*	327,808
	TD AMERITRADE HLDG CORP COM	Common Stock	*	*	120,505
	TEAM, INC. COMMON STOCK	Common Stock	*	*	464,368
	TECHNE CORP	Common Stock	*	*	728,676
	TECO ENERGY INC	Common Stock	*	*	120,582
	TELEDYNE TECHNOLOGIES INC	Common Stock	*	*	631,378
	TELEFONICA SA EUR 1	Common Stock	*	*	195,650
	TERADATA CORP	Common Stock	*	*	267,290
	TEVA PHARMACEUTICAL INDUSTRIES – ADR	American Depository Receipt	*	*	174,355
	TEXAS INSTRUMENTS INC	Common Stock	*	*	183,393
	TEXTRON INC	Common Stock	*	*	171,957
	THALES SA EUR 3.0	Common Stock	*	*	100,726
	THE HERSHEY COMPANY	Common Stock	*	*	349,489
	THE WENDY’S COMPANY	Common Stock	*	*	850,771
	THERMO FISHER SCIENTIFIC INC	Common Stock	*	*	997,884
	THOMAS & BETTS CORP	Common Stock	*	*	641,277
	THOMSON REUTERS PLC	Common Stock	*	*	816,235
	TIME WARNER CABLE INC	Common Stock	*	*	267,185

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	TIME WARNER INC	Common Stock	*	*	465,808
	TOYOTA MOTOR CORP JPY ORDS	Common Stock	*	*	190,991
	TOYOTA MOTOR CORPORATION – ADR	American Depository Receipt	*	*	1,040,159
	TRACTOR SUPPLY CO COM	Common Stock	*	*	141,002
	TRANSOCEAN LTD.	Common Stock	*	*	112,099
	TRAVELERS COMPANIES, INC	Common Stock	*	*	785,186
	TREEHOUSE FOODS INC	Common Stock	*	*	295,648
	TRIPADVISOR INC	Common Stock	*	*	425,709
	TRW AUTOMOTIVE HLDGS CORP COM	Common Stock	*	*	68,460
	TYSON FOODS INC CL A DEL	Common Stock	*	*	998,770
	UIL HOLDINGS	Common Stock	*	*	679,033
	ULTA SALON COSMETICS & FRAGRAN	Common Stock	*	*	114,259
	ULTIMATE SOFTWARE GROUP INC	Common Stock	*	*	423,280
	UMPQUA HOLDINGS CORP	Common Stock	*	*	644,875
	UNDER ARMOUR INC	Common Stock	*	*	204,602
	UNILEVER NV EUR 0.16	Common Stock	*	*	370,338
	UNION PACIFIC CORP	Common Stock	*	*	442,829
	UNITED PARCEL SERVICE-CL B	Common Stock	*	*	614,796
	UNITED STS STL CORP NEW COM	Common Stock	*	*	76,734
	UNITED TECHNOLOGIES CORP	Common Stock	*	*	724,322
	UNITEDHEALTH GROUP INC	Common Stock	*	*	687,221
	US BANCORP DEL NEW	Common Stock	*	*	630,265
	VALEANT PHARMACEUTICALS INTERNATIONAL INC	Common Stock	*	*	190,028
	VALERO ENERGY CORP	Common Stock	*	*	106,303

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	VALMONT INDS INC	Common Stock	*	*	649,149
	VERIZON COMMUNICATIONS	Common Stock	*	*	24,072
	VERTEX PHARMACEUTICALS INC COM	Common Stock	*	*	819,357
	VIACOM INC NEW CL B	Common Stock	*	*	1,175,392
	VISA INC-CLASS A SHRS	Common Stock	*	*	1,167,087
	VIVENDI	Common Stock	*	*	971,582
	VIVENDI SA EUR 5.50	Common Stock	*	*	142,770
	VMWARE INC	Common Stock	*	*	270,368
	VODAFONE GR PLC 0.114286	Common Stock	*	*	189,671
	VORNADO REALTY TRUST	Common Stock	*	*	269,010
	VULCAN MATLS CO	Common Stock	*	*	247,905
	WABTEC CORP	Common Stock	*	*	887,526
	WADDELL & REED FINANCIAL INC COM CLASS A	Common Stock	*	*	829,795
	WAL MART STORES INC	Common Stock	*	*	1,745,112
	WALGREEN CO	Common Stock	*	*	30,085
	WALT DISNEY CO	Common Stock	*	*	680,250
	WATSON PHARMACEUTICALS INC COM	Common Stock	*	*	662,533
	WELLPOINT INC COM	Common Stock	*	*	357,088
*	WELLS FARGO & CO	Common Stock	*	*	2,475,191
	WESTERN UNION CO/THE	Common Stock	*	*	180,774
	WEYERHAEUSER CO	Common Stock	*	*	146,485
	WHARF (HOLDINGS) HKD 1.0	Common Stock	*	*	124,852
	WHOLE FOODS MKT INC	Common Stock	*	*	990,819
	WILLIAMS COS INC	Common Stock	*	*	412,750

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	WINTRUST FINL CORP	Common Stock	*	*	513,343
	WMS INDS INC	Common Stock	*	*	875,178
	WYNN RESORTS LTD	Common Stock	*	*	55,245
	XEROX CORP	Common Stock	*	*	108,256
	XILINX INC	Common Stock	*	*	1,720,596
	XYLEM INC/NY	Common Stock	*	*	170,056,496
	YUM BRANDS INC COM	Common Stock	*	*	324,555
	ZIMMER HOLDINGS INC	Common Stock	*	*	176,286
	ZIONS BANCORP	Common Stock	*	*	65,120
	ZYNGA INC	Common Stock	*	*	11,358
	INTECH INSTITUTIONAL LAGRE CAP GROWTH FUND	Common Collective Trust	*	*	30,213,227
	JPMCB INTERNATIONAL BOND FUND	Common Collective Trust	*	*	877,093
	JPMCB MORTGAGE PRIVATE PLACEMENT FUND	Common Collective Trust	*	*	8,799,567
	JPMCB PUB BOND FD – LIQUID TRST ACCT JPMCB PUBLIC BOND FUND	Common Collective Trust	*	*	1,631,062
	JPMCB PUBLIC BONDS FUND	Common Collective Trust	*	*	62,153,472
	JPMCB SMARTINDEX FUND	Common Collective Trust	*	*	100,627,793
	JPMCB SMARTRETIREMENT 2015 C10 CLASS	Common Collective Trust	*	*	36,143,238
	JPMCB SMARTRETIREMENT 2020 FUND C10 CLASS	Common Collective Trust	*	*	55,315,741
	JPMCB SMARTRETIREMENT 2025 FUND C10 CLASS	Common Collective Trust	*	*	19,489,915
	JPMCB SMARTRETIREMENT 2030 FUND C10 CLASS	Common Collective Trust	*	*	35,770,343
	JPMCB SMARTRETIREMENT 2035 FUND C10 CLASS	Common Collective Trust	*	*	11,129,621
	JPMCB SMARTRETIREMENT 2040 FUND C10 CLASS	Common Collective Trust	*	*	9,879,495
	JPMCB SMARTRETIREMENT 2045 FUND C10 CLASS	Common Collective Trust	*	*	6,870,335
	JPMCB SMARTRETIREMENT 2050 FUND C10 CLASS	Common Collective Trust	*	*	4,642,984

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	JPMCB SMARTRETIREMENT INCOME FUND C10 CLASS	Common Collective Trust	*	*	26,861,072
	STATE STREET GLOBAL ADVISORS	Common Collective Trust	*	*	9,830,444
	PYRAMID SHORT MANAGED MATURING FUND	Common Collective Trust	*	*	69,930,239
	PYRAMID INTERMEDIATE MANAGED MATURING FUND	Common Collective Trust	*	*	104,973,874
	PYRAMID INTERMEDIATE FIXED INCOME FUND	Common Collective Trust	*	*	353,902,925
	AMERICAN NEW PERSPECTIVE FUND #7	Registered Investment Company	*	*	109,711,945
	EATON VANCE LARGE-CAP VALUE FUND CLASS I #0223	Registered Investment Company	*	*	53,890,510
	ISHARES RUSSELL 2000 VALUE INDEX FUND	Registered Investment Company	*	*	585,837
	JPMORGAN U.S.LARGE CAP CORE PLUS-S #1002	Registered Investment Company	*	*	9,768,129
	BANK OF AMERICA GUARANTEED INVESTMENT CONTRACT	Bank Investment Contract Interest 4.03% Guaranteed Investment Contract	*	*	433,919
	JACKSON NATIONAL LIFE INSURANCE CO.	Insurance Company General Account 5.16% Traditional Guaranteed Investment Contract	*	*	2,469,434
	MONUMENTAL LIFE INSURANCE	Insurance Company General Account 2.786% Guaranteed Investment Contract	*	*	49,581
	EXELIS BROKERAGE WINDOW	Other	*	*	9,584,412
	UNITED STATES DOLLAR DOLLARS	Cash	*	*	(9,492,030)
	MEDL 2005-2G A	Asset Backed Security - Global - .53 August 22, 2036	*	*	107,137
	FHR 2475 F	Collateralized Mortgage Obligation - 1.24 February, 15 2032	*	*	216,181
	BOAMS 2004-5 3A2	Collateralized Mortgage Obligation - 4.75 June 25 2019	*	*	129,831
	FNR 2010-116 BI	Collateralized Mortgage Obligation - 5.00 August, 25 2020	*	*	139,751
	FHR 2931 GA	Collateralized Mortgage Obligation - 5.00 November, 15 2028	*	*	28,099
	FNW 2003-W6 1A41	Collateralized Mortgage Obligation - 5.40 October, 25 2042	*	*	214,239
	FNR 2006-78 BC	Collateralized Mortgage Obligation - 6.50 January, 25 2034	*	*	8,348
	FHS 237 S23	Collateralized Mortgage Obligation - 6.86 May, 15 2036	*	*	45,824
	FHS 240 S22	Collateralized Mortgage Obligation - 6.91 July, 15 2036	*	*	134,605
	FHR 3036 NS	Collateralized Mortgage Obligation - 6.96 August, 15 2035	*	*	21,644

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	FNR 2002-81 SJ	Collateralized Mortgage Obligation - 7.26 April, 25 2032	*	*	9,874
	ARMT 2005-1 5A2	Collateralized Mortgage Obligation - Floater 0.572 May 25, 2035	*	*	10,682
	CSFB 2004-AR8 2A1	Comm Pty - Securities 2.65 September 25, 2034	*	*	128,741
	FG J10982	Federal Home Loan Mortgage Corporation 15 year 4.50 October 1, 2024	*	*	605,091
	FG A29420	Federal Home Loan Mortgage Corporation 30 year 6.00 January 1, 2035	*	*	63,995
	FH 1B3170	Federal Home Loan Mortgage Corporation 7 year hybrid 2.80 November 1, 2036	*	*	290,644
	FH 1G1999	Federal Home Loan Mortgage Corporation 7 year hybrid 5.36 June 1, 2037	*	*	20,173
	FH 1G2061	Federal Home Loan Mortgage Corporation 7 year hybrid 5.43 July 1, 2037	*	*	31,597
	FH 1J1749	Federal Home Loan Mortgage Corporation 7 year hybrid 5.46 June 1, 2037	*	*	137,517
	FH 1J0453	Federal Home Loan Mortgage Corporation 7 year hybrid 5.57 June 1, 2037	*	*	18,969
	FH 782758	Federal Home Loan Mortgage Corporation 7 year hybrid 5.74 November 1, 2036	*	*	170,020
	FGLMC 4 1/12	Federal Home Loan Mortgage Corporation Gold 30 year 4.00 January 1, 2042	*	*	1,258,500
	FGLMC 4.5 1/12	Federal Home Loan Mortgage Corporation Gold 30 year 4.50 January 1, 2042	*	*	2,415,731
	FGLMC 5 1/12	Federal Home Loan Mortgage Corporation Gold 30 year 5.00 January 1, 2042	*	*	1,977,137
	FGLMC 5.5 1/12	Federal Home Loan Mortgage Corporation Gold 30 year 5.50 January 1, 2042	*	*	1,573,250
	FGLMC 6 1/12	Federal Home Loan Mortgage Corporation Gold 30 year 6.00 January 1, 2042	*	*	867,519
	FNCI 3 1/12	Federal National Mortgage Association 15 year 3.00 January 1, 2027	*	*	423,389
	FNCI 3.5 1/12	Federal National Mortgage Association 15 year 3.50 January 1, 2027	*	*	1,453,419
	FN AJ2329	Federal National Mortgage Association 15 year 3.50 October 1, 2026	*	*	503,453
	FNCI 4 1/12	Federal National Mortgage Association 15 year 4.00 January 1, 2027	*	*	1,845,430
	FN AC6082	Federal National Mortgage Association 15 year 4.50 November 1, 2024	*	*	389,056
	FNCI 5 1/12	Federal National Mortgage Association 15 year 5.00 January 1, 2027	*	*	741,966
	FN 889568	Federal National Mortgage Association 15 year 5.50 March 1, 2020	*	*	881,064
	FNCL 3.5 1/12	Federal National Mortgage Association 30 year 3.50 January 1, 2042	*	*	647,916

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	FNCL 4 1/12	Federal National Mortgage Association 30 year 4.00 January 1, 2042	*	*	5,567,485
	FNCL 4.5 1/12	Federal National Mortgage Association 30 year 4.50 January 1, 2042	*	*	3,686,977
	FNCL 5 1/12	Federal National Mortgage Association 30 year 5.00 January 1, 2042	*	*	1,231,556
	FN AI9856	Federal National Mortgage Association 30 year 5.00 September 1, 2041	*	*	1,277,375
	FN AD0249	Federal National Mortgage Association 30 year 5.5 April 1, 2037	*	*	848,012
	FNCL 6 1/12	Federal National Mortgage Association 30 year 6.0 January 1, 2042	*	*	2,620,603
	FN 745327	Federal National Mortgage Association 30 year 6.00 March 1, 2036	*	*	580,737
	FN 984281	Federal National Mortgage Association 30 year 6.00 May 1, 2038	*	*	708,773
	FN AL1064	Federal National Mortgage Association 30 year 6.50 October 1, 2039	*	*	560,635
	GNSF 4.5 1/12	Government National Mortgage Association 30 year 4.50 January 1, 2042	*	*	1,133,112
	GNSF 4 1/12	Government National Mortgage Association 30 year 4.00 January 1, 2042	*	*	1,383,726
	GN 713334	Government National Mortgage Association 30 year 4.50 May 15, 2039	*	*	263,460
	GNSF 5 1/12	Government National Mortgage Association 30 year 5.00 January 1, 2042	*	*	1,340,264
	GN 781986	Government National Mortgage Association 30 year 5.50 September 15, 2035	*	*	692,967
	GNSF 6 1/12	Government National Mortgage Association 30 year 6.00 January 1, 2042	*	*	588,575
	G2 4834	Government National Mortgage Association II 30 year 4.50 October 20, 2040	*	*	1,450,394
	G2 4679	Government National Mortgage Association II 30 year 5.00 Apr 20, 2040	*	*	630,456
	LBFRC 2006-LLFA A2	Commercial Mortgage Backed Security - .36 September, 15 2021	*	*	142,085
	BSCMS 2004-PWR6 A4	Commercial Mortgage Backed Security - 4.52 November, 11 2041	*	*	11,831
	JPMCC 2005-LDP2 ASB	Commercial Mortgage Backed Security - 4.66 July, 15 2042	*	*	504,180
	CSFB 2005-C2 AAB	Commercial Mortgage Backed Security - 4.68 April, 15 2037	*	*	117,427
	LBUBS 2005-C3 A5	Commercial Mortgage Backed Security - 4.74 July, 15 2030	*	*	205,586
	GCCFC 2005-GG3 A4	Commercial Mortgage Backed Security - 4.80 August, 10 2042	*	*	673,777
	CGCMT 2005-C3 A4	Commercial Mortgage Backed Security - 4.86 May, 15 2043	*	*	387,823

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	JPMCC 2004-CBX A6	Commercial Mortgage Backed Security - 4.90 January, 12 2037	*	*	308,598
	MSDWC 2003-HQ2 A2	Commercial Mortgage Backed Security - 4.92 March, 12 2035	*	*	309,952
	WBCMT 2005-C18 A4	Commercial Mortgage Backed Security - 4.93 April, 15 2042	*	*	250,884
	WBCMT 2003-C8 A4	Commercial Mortgage Backed Security - 4.96 November, 15 2035	*	*	597,238
	MLMT 2005-CIP1 A4	Commercial Mortgage Backed Security - 5.05 July, 12 2038	*	*	186,958
	LBUBS 2003-C8 A4	Commercial Mortgage Backed Security - 5.12 November, 15 2032	*	*	1,396,613
	LBUBS 2005-C2 A5	Commercial Mortgage Backed Security - 5.15 April, 15 2030	*	*	188,369
	WBCMT 2005-C21 A4	Commercial Mortgage Backed Security - 5.20 October, 15 2044	*	*	935,364
	BSCMS 2006-PW14 AM	Commercial Mortgage Backed Security - 5.24 December, 11 2038	*	*	177,874
	MSC 2006-IQ12 A4	Commercial Mortgage Backed Security - 5.33 December, 15 2043	*	*	836,035
	LBUBS 2006-C6 A4	Commercial Mortgage Backed Security - 5.37 September, 15 2039	*	*	1,261,494
	GSMS 2006-GG8 A4	Commercial Mortgage Backed Security - 5.56 November, 10 2039	*	*	77,178
	BACM 2006-2 A4	Commercial Mortgage Backed Security - 5.73 May, 10 2045	*	*	674,507
	WBCMT 2006-C25 A5	Commercial Mortgage Backed Security - 5.74 May, 15 2043	*	*	612,861
	WBCMT 2006-C26 AM	Commercial Mortgage Backed Security - 5.97 June, 15 2045	*	*	317,435
	MSDWC 2002-TOP7 A2	Commercial Mortgage Backed Security - 5.98 January, 15 2039	*	*	695,746
	GECMC 2002-1A A3	Commercial Mortgage Backed Security - 6.27 December, 10 2035	*	*	318,968
	LBUBS 2002-C1 B	Commercial Mortgage Backed Security - 6.58 March, 15 2034	*	*	514,381
	NALT 2011-A A2B	Asset Backed Security - Auto Prime Quality - .42 January, 15 2014	*	*	750,393
	FORDO 2011-B A2	Asset Backed Security - Auto Prime Quality - .68 January, 15 2014	*	*	500,207
	MBALT 2011-1A A2	Asset Backed Security - Auto Prime Quality - .79 April, 15 2013	*	*	506,088
	AMCAR 2011-2 A2	Asset Backed Security - Auto Prime Quality - .90 September, 8 2014	*	*	300,745
	FORDO 2009-A A3B	Asset Backed Security - Auto Prime Quality - 2.75 May, 15 2013	*	*	47,820
	DCAT 2007-A A4	Asset Backed Security - Auto Prime Quality - 5.28 March, 8 2013	*	*	110,989

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	MBNAS 2002-A3 A3	Asset Backed Security - Card - .48 September, 15 2014	*	*	975,670
	BACCT 2008-A7 A7	Asset Backed Security - Card - .94 December, 15 2014	*	*	296,141
	DCENT 2009-A1 A1	Asset Backed Security - Card - 1.54 December, 15 2014	*	*	206,347
	FNMNT 2009-3 A	Asset Backed Security - Card - 1.59 July, 15 2015	*	*	1,793,638
	COMNI 2009-A8 A8	Asset Backed Security - Card - 2.34 May, 16 2016	*	*	1,405,135
	OOMLT 2007-4 2A1	Asset Backed Security - Home Equity - .38 April, 25 2037	*	*	4,620
	RAMP 2006-EFC1 A2	Asset Backed Security - Home Equity - .44 February, 25 2036	*	*	65,199
	OOMLT 2005-4 A3	Asset Backed Security - Home Equity - .50 November, 25 2035	*	*	46,511
	CWL 2004-1 3A	Asset Backed Security - Home Equity - .80 April, 25 2034	*	*	877
	WFHET 2004-2 AI6	Asset Backed Security - Home Equity - 5.00 May, 25 2034	*	*	310,368
	CBT US T LONG BOND	US Treasury Note Futures 0 March, 21 2012	*	*	(1,875)
	US 10YR T NOTE	US Treasury Note Futures 0 March, 21 2012	*	*	26
	US 10YR T NOTE	US Treasury Note Futures 0 March, 21 2012	*	*	(851)
	US ULTRA BOND(CBT) MAR12	US Treasury Note Futures 0 March, 21 2012	*	*	(1,125)
	CBT US 2 YR T NOTE	US Treasury Note Futures 0 March, 30 2012	*	*	914
	US 5YR NOTE (CBT) MAR12	US Treasury Note Futures 0 March, 30 2012	*	*	(17,187)
	TREASURY BILL	Short Term US Treasury - March 15, 2012	*	*	154,994
	US TREASURY N/B	US Treasury .25 December, 15 2014	*	*	8,468,114
	US TREASURY N/B	US Treasury .75 September, 15 2013	*	*	945,080
	US TREASURY N/B	US Treasury .88 November, 30 2016	*	*	12,818,672
	US TREASURY N/B	US Treasury 1.25 October, 31 2015	*	*	2,975,348
	US TREASURY N/B	US Treasury 1.25 September, 30 2015	*	*	1,034,260
	US TREASURY N/B	US Treasury 1.38 November, 30 2015	*	*	520,994
	US TREASURY N/B	US Treasury 1.75 October, 31 2018	*	*	4,826,566

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	US TREASURY N/B	US Treasury 2.00 November, 15 2021	*	*	5,876,063
	US TREASURY N/B	US Treasury 2.25 January, 31 2015	*	*	2,616,401
	US TREASURY N/B	US Treasury 2.38 May, 31 2018	*	*	9,926,571
	US TREASURY N/B	US Treasury 5.38 February, 15 2031	*	*	318,035
	US TREASURY N/B	US Treasury 8.75 May, 15 2017	*	*	1,554,216
	FARMER MAC GTD TR 07-1	Federal Agricultural Mortgage Corporation 5.12 April, 19 2017	*	*	1,412,374
	FREDDIE MAC	Federal Home Loan Corporation 1.00 July, 30 2014	*	*	1,270,659
	FREDDIE MAC	Federal Home Loan Corporation 3.75 March, 27 2019	*	*	115,132
	FREDDIE MAC	Federal Home Loan Corporation 5.12 October, 18 2016	*	*	524,826
	FANNIE MAE	Federal National Mortgage Association 2.38 July, 28 2015	*	*	3,062,349
	FANNIE MAE	Federal National Mortgage Association 4.62 May, 1 2013	*	*	949,696
	FANNIE MAE	Federal National Mortgage Association 4.88 December, 15 2016	*	*	613,619
	FANNIE MAE	Federal National Mortgage Association 5.25 August, 1 2012	*	*	1,075,769
	IL ST TXB	Municipal 5.10 June, 1 2033	*	*	73,354
	CA TXB-VAR PURP	Municipal 7.55 April, 1 2039	*	*	68,345
	TENN VALLEY AUTHORITY	Tennessee Valley Authority 5.25 September, 15 2039	*	*	368,211
	RUSSIA FOREIGN BOND	Federal Agricultural Mortgage Corporation 3.62 April, 29 2015	*	*	303,373
	BRITISH COLUMBIA PROV OF	Sovereign 2.85 June, 15 2015	*	*	334,128
	REPUBLIC OF SOUTH AFRICA	Sovereign 5.5 March 9, 2020	*	*	204,005
	FED REPUBLIC OF BRAZIL	Sovereign 6.0 January, 17 2017	*	*	508,867
	REPUBLIC OF PERU	Sovereign 8.75 November 21, 2033	*	*	153,472
	NCUA GUARANTEED NOTES	Corporate Bond .26 June, 12 2013	*	*	849,358
	BAXTER INTERNATIONAL INC	Corporate Bond 1.85 January, 15 2017	*	*	151,258
	VERIZON COMMUNICATIONS	Corporate Bond 2.00 November, 1 2016	*	*	115,716

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	LOCKHEED MARTIN CORP	Corporate Bond 2.12 September, 15 2016	*	*	166,360
	AMERICA MOVIL SAB DE CV	Corporate Bond 2.38 September, 8 2016	*	*	336,564
	TEVA PHARMACEUT FIN BV	Corporate Bond 2.40 November, 10 2016	*	*	346,966
	MATTEL INC	Corporate Bond 2.50 November, 1 2016	*	*	181,819
	BARRICK GOLD CORP	Corporate Bond 2.90 May, 30 2016	*	*	360,094
	HEWLETT-PACKARD CO	Corporate Bond 3.00 September, 15 2016	*	*	812,443
	SHELL INTERNATIONAL FIN	Corporate Bond 3.10 June, 28 2015	*	*	214,480
	HSBC BANK PLC	Corporate Bond 3.10 May, 24 2016	*	*	190,617
	MORGAN STANLEY	Corporate Bond 3.45 November, 2 2015	*	*	291,799
	AMERISOURCEBERGEN CORP	Corporate Bond 3.50 November, 15 2021	*	*	92,833
	BNP PARIBAS	Corporate Bond 3.60 February, 23 2016	*	*	128,354
	BANK OF AMERICA CORP	Corporate Bond 3.62 March, 17 2016	*	*	288,998
	WELLS FARGO & COMPANY	Corporate Bond 3.68 June, 15 2016	*	*	702,121
	GOLDMAN SACHS GROUP INC	Corporate Bond 3.70 August, 1 2015	*	*	34,829
	WELLPOINT INC	Corporate Bond 3.70 August, 15 2021	*	*	416,667
	ENTERPRISE PRODUCTS OPER	Corporate Bond 3.70 June, 1 2015	*	*	436,356
	ENTERGY ARKANSAS INC	Corporate Bond 3.75 February, 15 2021	*	*	200,540
	UNITEDHEALTH GROUP INC	Corporate Bond 3.88 October, 15 2020	*	*	230,103
	ING BANK NV	Corporate Bond 4.00 March, 15 2016	*	*	283,626
	SIMON PROPERTY GROUP LP	Corporate Bond 4.12 December, 1 2021	*	*	252,198
	CVS CAREMARK CORP	Corporate Bond 4.12 May, 15 2021	*	*	438,145
	WESTPAC BANKING CORP	Corporate Bond 4.20 February, 27 2015	*	*	163,789
	FUEL TRUST	Corporate Bond 4.21 April, 15 2016	*	*	371,340
	NBCUNIVERSAL MEDIA LLC	Corporate Bond 4.38 April, 1 2021	*	*	405,188

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	GENERAL ELEC CAP CORP	Corporate Bond 4.38 September, 16 2020	*	*	879,449
	NISOURCE FINANCE CORP	Corporate Bond 4.45 December, 1 2021	*	*	205,304
	AT&T INC	Corporate Bond 4.45 May, 15 2021	*	*	358,849
	BANK OF AMERICA CORP	Corporate Bond 4.50 April, 1 2015	*	*	268,465
	GILEAD SCIENCES INC	Corporate Bond 4.50 April, 1 2021	*	*	203,583
	JOHN DEERE CAPITAL CORP	Corporate Bond 4.50 April, 3 2013	*	*	338,792
	BERKSHIRE HATHAWAY FIN	Corporate Bond 4.50 January, 15 2013	*	*	594,003
	XEROX CORPORATION	Corporate Bond 4.50 May, 15 2021	*	*	234,419
	CENOVUS ENERGY INC	Corporate Bond 4.50 September, 15 2014	*	*	632,509
	VERIZON COMMUNICATIONS	Corporate Bond 4.60 April, 1 2021	*	*	285,091
	RCI BANQUE SA	Corporate Bond 4.60 April, 12 2016	*	*	168,346
	VALE OVERSEAS LIMITED	Corporate Bond 4.62 September, 15 2020	*	*	261,930
	XCEL ENERGY INC	Corporate Bond 4.70 May, 15 2020	*	*	266,261
	INTL PAPER CO	Corporate Bond 4.75 February, 15 2022	*	*	267,222
	CAPITAL ONE FINANCIAL CO	Corporate Bond 4.75 July, 15 2021	*	*	283,632
	TIME WARNER INC	Corporate Bond 4.75 March, 29 2021	*	*	449,612
	CITIGROUP INC	Corporate Bond 4.75 May, 19 2015	*	*	392,046
	ALTRIA GROUP INC	Corporate Bond 4.75 May, 5 2021	*	*	105,301
	ARISTOTLE HOLDING INC	Corporate Bond 4.75 November, 15 2021	*	*	379,618
	WPP FINANCE 2010	Corporate Bond 4.75 November, 21 2021	*	*	79,839
	SVENSKA HANDELSBANKEN AB	Corporate Bond 4.88 June, 10 2014	*	*	599,929
	ORACLE CORP	Corporate Bond 5.00 July, 8 2019	*	*	481,212
	DIRECTV HOLDINGS/FING	Corporate Bond 5.00 March, 1 2021	*	*	304,328
	AMERICA MOVIL SAB DE CV	Corporate Bond 5.00 March, 30 2020	*	*	273,766

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	CREDIT SUISSE NEW YORK	Corporate Bond 5.00 May, 15 2013	*	*	319,981
	ONCOR ELECTRIC DELIVERY	Corporate Bond 5.00 September, 30 2017	*	*	279,495
	HSBC HOLDINGS PLC	Corporate Bond 5.10 April, 5 2021	*	*	241,825
	VIRGINIA ELEC & POWER CO	Corporate Bond 5.10 November, 30 2012	*	*	297,282
	MET LIFE GLOB FUNDING I	Corporate Bond 5.12 April, 10 2013	*	*	327,411
	DOMINION RESOURCES INC	Corporate Bond 5.20 August, 15 2019	*	*	205,457
	VERIZON COMMUNICATIONS	Corporate Bond 5.25 April, 15 2013	*	*	431,858
	GENERAL ELECTRIC CO	Corporate Bond 5.25 December, 6 2017	*	*	132,412
	DCP MIDSTREAM LLC	Corporate Bond 5.35 March, 15 2020	*	*	195,469
	CITIGROUP INC	Corporate Bond 5.38 August, 9 2020	*	*	335,831
	HCP INC	Corporate Bond 5.38 February, 1 2021	*	*	214,156
	KRAFT FOODS INC	Corporate Bond 5.38 February, 10 2020	*	*	146,863
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 5.38 January, 15 2020	*	*	311,373
	PPL WEM HOLDINGS PLC	Corporate Bond 5.38 May, 1 2021	*	*	407,179
	PRICOA GLOBAL FUNDING 1	Corporate Bond 5.40 October, 18 2012	*	*	505,049
	MORGAN STANLEY	Corporate Bond 5.45 January, 9 2017	*	*	79,104
	COVENTRY HEALTH CARE INC	Corporate Bond 5.45 June, 15 2021	*	*	211,590
	MORGAN STANLEY	Corporate Bond 5.50 January, 26 2020	*	*	107,405
	STANDARD CHARTERED PLC	Corporate Bond 5.50 November, 18 2014	*	*	553,884
	CITIGROUP INC	Corporate Bond 5.50 October, 15 2014	*	*	57,181
	PACIFICORP	Corporate Bond 5.65 July, 15 2018	*	*	97,590
	BANK OF AMERICA CORP	Corporate Bond 5.65 May, 1 2018	*	*	153,947
	PHILIP MORRIS INTL INC	Corporate Bond 5.65 May, 16 2018	*	*	333,168
	MORGAN STANLEY	Corporate Bond 5.75 January, 25 2021	*	*	196,333

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	WAL-MART STORES INC	Corporate Bond 5.80 February, 15 2018	*	*	112,297
	XSTRATA FINANCE CANADA	Corporate Bond 5.80 November, 15 2016	*	*	159,252
	ONEOK PARTNERS LP	Corporate Bond 5.90 April, 1 2012	*	*	169,254
	GOLDMAN SACHS GROUP INC	Corporate Bond 5.95 January, 18 2018	*	*	247,023
	MIDAMERICAN ENERGY CO	Corporate Bond 5.95 July, 15 2017	*	*	145,655
	CITIGROUP INC	Corporate Bond 6.00 August, 15 2017	*	*	42,825
	KRAFT FOODS INC	Corporate Bond 6.00 February, 11 2013	*	*	1,195,328
	ROCHE HLDGS INC	Corporate Bond 6.00 March, 1 2019	*	*	210,020
	SUNCOR ENERGY INC	Corporate Bond 6.10 June, 1 2018	*	*	493,372
	WATSON PHARMACEUTICALS I	Corporate Bond 6.12 August, 15 2019	*	*	221,850
	GOLDMAN SACHS GROUP INC	Corporate Bond 6.15 April, 1 2018	*	*	204,255
	COMCAST CORP	Corporate Bond 6.30 November, 15 2017	*	*	178,627
	VERIZON COMMUNICATIONS	Corporate Bond 6.35 April, 1 2019	*	*	222,189
	CITIGROUP INC	Corporate Bond 6.38 August, 12 2014	*	*	252,422
	TRANSOCEAN INC	Corporate Bond 6.38 December, 15 2021	*	*	202,823
	LLOYDS TSB BANK PLC	Corporate Bond 6.38 January, 21 2021	*	*	46,371
	ANADARKO PETROLEUM CORP	Corporate Bond 6.38 September, 15 2017	*	*	376,930
	AMERICAN INTL GROUP	Corporate Bond 6.40 December, 15 2020	*	*	465,554
	BANK OF AMERICA CORP	Corporate Bond 6.50 August, 1 2016	*	*	439,515
	AT&T INC	Corporate Bond 6.70 November, 15 2013	*	*	405,504
	NEVADA POWER CO	Corporate Bond 7.12 March, 15 2019	*	*	215,862
	PRUDENTIAL FINANCIAL INC	Corporate Bond 7.38 June, 15 2019	*	*	266,701
	EURASIAN DEVELOPMENT BAN	Corporate Bond 7.38 September, 29 2014	*	*	106,385
	TIME WARNER CABLE INC	Corporate Bond 7.50 April, 1 2014	*	*	700,119

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value
	DCP MIDSTREAM LLC	Corporate Bond 9.75 March, 15 2019	*	*	213,168
	BANK OF SCOTLAND PLC	Covered Bond 5.25 February, 21 2017	*	*	335,836
	COUNCIL OF EUROPE	Sovereign 1.50 January, 15 2015	*	*	106,155

	TOTAL				1,943,865,707

*	Party-in-interest to the Plan
**	Cost information is not required for participant directed investments and, therefore, is not included.